December 10, 2013

Mr. Ryan Milne

Office of Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Giant Interactive Group Inc.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 18, 2013
File No. 001-33759

Dear Mr. Krikorian:

On behalf of Giant Interactive Group Inc. (“Giant” or the “Company”), set forth below are our response to the oral comment (the “Comment”) provided to the Company during the conference call between Mr. Ryan Milne (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and Rebekah Toton of O’Melveny & Myers LLP on November 26, 2013 with respect to the Company’s Form 20-F referenced above (the “Form 20-F”).

For your convenience, we have reproduced the Staff’s comment followed by the Company’s corresponding response. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Form 20-F.

The Company responds to the Comment as follows:

1.                  Section (x) on page 4 of the PRC Legal Opinion provided supplementally by the Company to the Commission states, in part: “Except as described in the General Disclosure Package and the Prospectus, each of the VIE Contracts and the transactions contemplated thereby are legal, valid, enforceable and admissible as evidence under the PRC laws and is binding on the persons expressed to be parties thereto...” Please tell us how the disclosure in the General Disclosure Package and the Prospectus impacts an analysis of the enforceability of the Power of Attorney under PRC law.

The Company respectfully submits that the PRC Legal Opinion issued by Grandall Legal Firm (Shanghai) includes the referenced language to reflect the following disclosures in the Risk Factors section on pages 26-28 of the registration statement on Form F-1 (File No. 333-146681) filed in connection with the Company’s initial public offering (the “Prospectus”):

Substantial uncertainties and restrictions exist with respect to the application and implementation of PRC laws and regulations in the online game industry. If the PRC government finds that our past or current structure for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our operations.

December 10, 2013

“The relevant PRC regulatory authorities have broad discretion in determining whether a particular contractual structure is in violation of the law. For example, on July 26, 2006, the Ministry of Information Industry publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecom Business, dated July 13, 2006, or the MII Notice, which reiterates certain provisions under China’s Administrative Rules on Telecommunications Enterprises prohibiting a domestic company that holds an ICP license from renting, transferring or selling a telecommunications license to a foreign investors in any form, or providing any resources, sites or facilities to foreign investors that intend to conduct value-added telecom business illegally in China. There is currently no official interpretation or implementation practice under the MII Notice. It remains uncertain how the MII Notice will be enforced and whether or to what extent the MII Notice may affect the legality of the corporate and contractual structures adopted by online game companies that operate in China, such as ours. We have made inquiries with officials at the Ministry of Information Industry but have not yet been able to obtain a definitive answer regarding implementation of the MII Notice and any implications for the legality of our corporate and contractual structures. If our corporate and contractual structures are deemed by the Ministry of Information Industry to be illegal, either in whole or in part, we may have to modify such structures accordingly to comply with regulatory requirements. However, we cannot assure you that we can achieve this without material disruption to our business. Further, if the past or current ownership structures, contractual arrangements and businesses of our company, Zhengtu Information or Giant Network are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of Zhengtu Information or Giant Network, which are essential to the operation of our business;

•	levying fines;

•	confiscating our income or the income of Zhengtu Information or Giant Network;

•	shutting down our servers or blocking our website;

•	discontinuing or restricting our operations or the operations of Zhengtu Information or Giant Network;

•	imposing conditions or requirements with which we, Zhengtu Information or Giant Network may not be able to comply;

•	requiring us, Zhengtu Information or Giant Network to restructure the relevant ownership structure, operations or contractual arrangements;

•	restricting or prohibiting our use of the proceeds from this offering to finance our business and operations in China; and

•	taking other regulatory or enforcement actions that could be harmful to our business.

December 10, 2013

Any of these events could materially and adversely affect our business, financial condition and results of operations.”

The contractual arrangements with our affiliated Chinese entity and its shareholders, which relate to critical aspects of our operations, may not be as effective in providing operational control as direct ownership. In addition, these arrangements may be difficult and costly to enforce under PRC law.

“All of these contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, which relate to critical aspects of our operations, we may be unable to exert effective control over Giant Network and our ability to conduct our business may be negatively affected.”

The contractual arrangements entered into among our PRC subsidiary, our affiliated entity and its shareholders may be subject to audit or challenge by the PRC tax authorities; a finding that our PRC subsidiary or our affiliated entity owes additional taxes could substantially reduce our net income and the value of your investment.

“Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Zhengtu Information, our PRC subsidiary, Giant Network, our affiliated entity, and Giant Network’s shareholders do not represent arm’s-length prices and adjust any of their income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, a reduction of expense deductions recorded by Zhengtu Information or Giant Network or an increase in taxable income, all of which could in turn increase our tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on Zhengtu Information or Giant Network for under-paid taxes.”

The Company respectfully submits that the disclosure in the Prospectus as excerpted above does not imply that the contractual terms of the contractual arrangements in connection with the Company’s VIE structure, including the irrevocable powers of attorney executed by the shareholders of the VIE, are not enforceable or that PRC law is unclear as to the enforceability of such agreements. Instead, it describes the general lack of PRC case law and administrative interpretation by relevant PRC authorities regarding how the courts would interpret such terms as a potential risk factor that investors should be aware of when investing in the Company.

* * * * *

[Remainder of page intentionally left blank]

December 10, 2013

If you have any questions or wish to discuss any matters with respect to this response letter, please do not hesitate to contact me at (650) 473-2630 or send me an email at pku@omm.com, or Vincent Lin at +86-21-2307-7068 or send him an email at vlin@omm.com.

Sincerely,

/s/ Portia Ku
Portia Ku
of O’Melveny & Myers LLP

Enclosures

cc:	Ms. Amanda Kim
Ms. Christine Davis
(U.S. Securities and Exchange Commission)

Ms. Wei Liu
Ms. Jazy Zhang
(Giant Interactive Group Inc.)

Mr. George Chan
(Ernst & Young Hua Ming LLP)